EXHIBIT 20.1

IT TECHNOLOGY

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FOR IMMEDIATE RELEASE

              I T TECHNOLOGY, INC.'S COMMON STOCK COMMENCES TRADING

 COMPANY ENTERS INTO AN AGREEMENT FOR $500,000 OF FUNDING IN A PRIVATE PLACEMENT

           COMPANY APPOINTS DANIEL AHARONOFF AS PRESIDENT AND DIRECTOR

NEW YORK, MAY 2, 2002, I. T. TECHNOLOGY (the "Company") announced today that its common stock has recently commenced trading on the NASDAQ OTC- Bulletin Board under the symbol "ITTE." The market maker for the Company's common stock is Kensington Capital Corp. The Company engages in Digital Media, e-commerce and technology businesses, directly and through acquisitions of equity interests in these companies. The Company also announced today that it has entered into an agreement with foreign investors (the "Investors") , pursuant to which the Investors have purchased a three (3) year option to buy up to 50,000,000 shares of its common stock for a aggregate price of $.05 per share consisting of a $500,000 purchase price of the option and an exercise price of $.04 per share. The Company has received $200,000 of the Option Price with the balance due within 90 days. The Investors also received certain registration rights with respect to the Option Shares.

The Company also announced that it had reached an agreement with its Chief Executive Officer and President, Robert Petty pursuant to which Mr. Petty has resigned from all positions with the Company and its affiliates in order to devote his energies to the further development of ROO Media Corporation ("ROO") which is owned by Mr. Petty. Mr. Petty's goal is to develop ROO as an aggregator and distributor of online digital media content, sourcing and syndicating media content and aggregating this content into individual categories of interest, which are packaged into separate media channels. In addition, Michael Neistat has also resigned as a director and officer of the Company. Pursuant to this agreement, the Company exercised an option to acquire 25% of ROO's capital stock on a fully-diluted basis. In connection with the foregoing, the Company has elected not to proceed with the transactions contemplated by the heads of Agreement (letter of intent) delivered to the Company by ROO in November 2001, pursuant to which ROO proposed that the Company acquire all of the assets of ROO.

Mr Daniel Aharonoff, the founder of the Company's 50% owned subsidiary, VideoDome Networks, Inc ("VideoDome") has agreed to join the Company's Board of Directors and serve as its President. The Company has received a heads of agreement from VideoDome pursuant to which the Company has the right to acquire substantially all of the assets of VideoDome. Consummation of the proposed transaction is subject to the satisfactory completion of the Company's due diligence and negotiation of definitive agreements between the parties.

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ABOUT I T TECHNOLOGY

IT Technology Inc., a Delaware corporation, was formed in February 1999. The Company emphasizes relationships in which its resources can enhance the creative and technological skills of its partners. The Company's wholly owned subsidiary, I.T. Technology Pty. Ltd., furthers operations in Australia and recently acquired the business infrastructure of Streamcom Pty Ltd, a company that had been specializing in live corporate and entertainment streaming services in Australia since 1998. For more information, visit WWW.ITTECHINC.COM or call Investor Relations.

ABOUT I T TECHNOLOGY'S EQUITY INTEREST COMPANIES

Video Dome Networks, Inc. "WHERE VIDEO MEETS THE INTERNET" --an application service provider (ASP) of Internet video solutions, which enables video to be played on a web location. The Company offers an array of streaming media solutions geared at enhancing and simplifying the Internet digital media publishing process. VideoDome, located in Burbank, CA, the heart of Broadcast City, was founded in 1999 by Daniel Aharonoff and Vardit Cohen. Key alliances have been established with organizations that have a proven track record for delivering high quality products and services within the digital media industry. Revenue sources will include the sale of digital media encoding and delivery/hosting services, and the sale of its flagship product Media Manager, the Company's web-based application service, which is turnkey, cost efficient, and completely scalable. For information please visit www.videodome.com.

The Company also owns a 50.1% equity interest in Stampville.com, a global portal community for stamp collectors & dealers. The Company was established in June 1999 and is located in New York City, NY. Stampville.com plans to become a premier resource for stamps and high quality stamp-related accessories. Stampville brings the broad diversity of stamps online in a unique marketplace, boosting renewed appreciation of this classic hobby by providing collectors with an interactive tool for discovery. For more information please visit www.Stampville.com.

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To be added to our broadcast list for future company news, please enter your email address at our web site www.ittechinc.com or email our investor relations representative, April Spring at april@springir.com

INVESTOR RELATIONS: April Spring, 561-362-4343, april@springir.com

This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, but are not limited to, the Company's limited operating history, fluctuations in quarterly results, ability to gain market acceptance of products; competition; ability to integrate acquisitions; and other risks listed from time to time in reports filed with the Securities and Exchange Commission, which factors are incorporated herein by reference. In particular, the Company cannot be certain as to the amount of trading, if any, which will develop in its Common Stock. In addition, as a minority holder in ROO, the success of such company, if any, will be to a great degree governed by factors beyond the Company's control. also, the Company state with certainty that it will be able to consummate the acquisition of VideoDome. This news release is not an offer to sell or a solicitation of an offer to buy any securities of the Company. Any such solicitation or offer may only be made through a prospects which has been approved by the Securities and Exchange Commission in the states in which such solicitation or offer has been approved.